

November 30, 2022

Arshia Sarkhani
Chief Executive Officer
Asset Entities Inc.
100 Crescent Ct, 7th Floor
Dallas, TX 75201

   Re: Asset Entities Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed November 15, 2022
     File No. 333-267258

Dear Arshia Sarkhani:

  We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form S-1 filed November 15, 2022

Dilution, page 29

1. Please provide your calculation of pro forma as-adjusted net tangible book value per share of common stock after this offering and historical net tangible book value per share of common stock as of September 30, 2022. Tell us why you have not included Class A shares of common stock in your dilution calculations.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis Bevilacqua